Exhibit 12.1

ADVANCED MEDICAL OPTICS, INC.
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(in millions, except for ratios)

						Six
						Months
	Year Ended December 31,					Ended
						June 25,
	1999	2000	2001	2002	2003	2004
Earnings Before Income Taxes	57.8	68.2	75.9	44.5	17.3	(105.6)
Rent Expense	11.2	12.5	11.2	10.9	16.1	8.0
30% Interest Factor	0.3	0.3	0.3	0.3	0.3	0.3

Interest on Rent	3.4	3.8	3.4	3.3	4.8	2.4
Interest Expense	6.5	3.6	3.3	13.8	24.2	11.0

Total Fixed Charges	9.9	7.4	6.7	17.1	29.0	13.4

Earnings Before Income Taxes and Fixed Charges	67.7	75.6	82.6	61.6	46.3	(92.2)

Fixed Charges Ratio (1)	6.9	10.3	12.4	3.6	1.6	—

Ratio Formula:

Earnings Before Income Taxes + Fixed Charges
Fixed Charges

(1)	Earnings were insufficient to cover fixed charges by $105.6 for the six months ended June 25, 2004.